Exhibit (d) (8)

ROLLOVER COMMITMENT

This Rollover Commitment (the “Commitment”) is entered into as of February 25, 2007 by and between 0783587 B.C. Ltd., a company incorporated under the laws of British Columbia (“Holdco”), and you, the Executive.

The Commitment when signed by the Executive identified below constitutes the Executive’s binding obligation to invest in Holdco not less than the aggregate amount (the “Commitment Amount”) set forth below, subject to all of the terms and conditions set forth in Exhibit A, Exhibit B and Exhibit C attached hereto, including the obligation to execute the Stockholders Agreement on the terms set forth in Exhibit B, and to enter into an employment agreement with the Holdco on the terms set forth in Exhibit C.

Executive: Kirk James

Title: Chief Corporate Development Officer, Vice President & Secretary

Total Commitment Amount (allocated below): $3,236,813

Loan Amount: $1,175,816

/s/ W. Kirk James
Executive

AGREED AND ACCEPTED:

0783587 B.C. Ltd.

By:	/s/ Stephen Green
Name:	Stephen Green
Title:	President

By:	/s/ Mitch Truwit
Name:	Mitch Truwit
Title:	Secretary

Exhibit A

TERMS OF ROLLOVER COMMITMENT

Reference is made to the Arrangement Agreement, dated as of the date hereof (the “Arrangement Agreement”), by and among Maple Tree Acquisition Corporation, a company incorporated under the laws of British Columbia (“Parent”) and Hub International Limited, a Canadian corporation (the “Company”), and the accompanying plan of arrangement (the “Plan of Arrangement”) pursuant to which certain funds affiliated with Apax Partners, L.P. and Apax Partners Worldwide, LLP and certain other parties (the “Buyer Parties”) will, on the terms and subject to the conditions thereof, directly or indirectly acquire 100% of the outstanding equity interests of the Company (the “Acquisition”) and the Company will become a direct or indirect wholly owned subsidiary of Parent. Capitalized terms used but not defined in the Commitment have the meanings ascribed to them in the Arrangement Agreement or Plan of Arrangement, as applicable.

The Commitment confirms the commitment of the Executive identified on the cover page (the “Executive”) to invest not less than the aggregate amount (the “Commitment Amount”) set forth in the cover page as part of the Executive’s consideration pursuant to the Arrangement Agreement, which Commitment shall be payable by one or more of the following methods: (i) by exchanging on the Closing Date shares of common stock of the Company (“Rollover Company Stock”) held by the Executive (with each such share of Rollover Company Stock exchanged being valued at $40) for shares of common stock (“Rollover Shares”) of 0783587 B.C. Ltd., a company incorporated under the laws of British Columbia (“Holdco”) at the same price paid by the Buyer Parties at the Closing; (ii) by converting on the Closing Date options to acquire equity interests in the Company (“Company Options”) into options to purchase equity interests in Holdco (“Replacement Options”) (with the number of Replacement Options calculated to preserve the intrinsic aggregate “spread value” of the Company Options in respect of which such Replacement Options are issued, based on valuing the underlying shares of common stock of Holdco at the same price paid by the Buyer Parties at the Closing ), which Replacement Options will in each case have a term (i.e., period during which it may be exercised) equal to the remaining term of the Company Option with respect to which such Replacement Option is issued; and (iii) by investing RSU Proceeds that will be owed to the Executive on the Closing Date pursuant to the Plan of Arrangement in exchange for shares of common stock of Holdco acquired upon acceleration of RSUs, valued at the same price paid by the Buyer Parties at the Closing. Notwithstanding the foregoing, if there is a structure change described in Section 9.5 of the Arrangement Agreement, in exchange for his Commitment Amount, the Executive may receive the shares or options described in (i), (ii), or (iii) above in an Affiliate of Parent rather than in Holdco. The Executive also agrees that the Executive will not enter into any agreement covering or related to the exchange or conversion of any Company Securities with any Person making a Company Acquisition Proposal that requires or permits the Executive to invest more than the Commitment Amount.

The Executive and Holdco agree that, on or prior to the Closing Date, the Executive and Holdco will enter into a stockholders agreement with Holdco and other stockholders of Holdco, which will be substantially in accordance with the terms set forth in the term sheet attached hereto as Exhibit B (the “Stockholders Agreement”), and such other documents as the Buyer Parties may reasonably request in form and substance reasonably acceptable to the Executive. In addition, the Executive and Holdco further agree that, on or prior to the Closing Date, the Executive and Holdco will enter into an employment agreement substantially in accordance with the terms set forth in the term sheet attached hereto as Exhibit C in form and substance reasonably acceptable to the Executive.

The Executive also agrees that the cash bonus award for 2007 expected to be awarded to the Executive under the Company’s 2005 Equity Incentive Plan (including the Company’s Annual Incentive Plan) will provide that such bonus will not be accelerated by the Acquisition (and to the extent it does so provide, the Executive agrees to waive such acceleration in respect of the Acquisition).

The Executive’s obligations under this Commitment will terminate upon termination of the obligations of the Parent, on the one hand, or the Company, on the other hand, under the Arrangement Agreement pursuant to Article VIII thereof. The Executive’s obligation under this Commitment may not be assigned.

Holdco will, unless prohibited by SOX, make available to Executive a loan in the amount, if any, set forth on the cover page in order to fund taxes owed by Executive and/or the investment being made by Executive. The loans will be full-recourse to Executive, will be secured by Executive’s investment, and will otherwise be on terms customary for loans of this type. If the terms of the loans are not reasonably acceptable to Executive, Executive may decline the loan and reduce his or her equity commitment by up to the amount of the loan.

The Executive and Holdco intend that the exchange of Rollover Company Stock for Rollover Shares and the conversion of Company Options for Replacement Options is tax free for U.S. and/or Canadian income tax purposes. The Executive further agrees that the Executive will cooperate with certain funds affiliated with Apax Partners, L.P. and Apax Partners Worldwide, LLP (“Apax”) to satisfy Apax’s internal anti-money-laundering policies.

The Executive and Holdco covenant, agree and acknowledge that: (i) this Commitment may be executed in two or more counterparts (and may be delivered by facsimile or electronic exchange), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument; (ii) nothing express or implied is intended to or shall confer upon any other Person any other right, benefit or remedy of any nature whatsoever relating to, under or by reason of this Commitment; provided, that it is understood and agreed by the Executive that, subject to terms and conditions set forth herein, the Executive’s obligation to invest the Commitment Amount, execute the Stockholders Agreement and perform the Executive’s other obligations under this Commitment (subject to the conditions contained herein), shall be enforceable against the Executive by Holdco and its stockholders; (iii) this Commitment and all claims arising hereunder shall be governed by and construed and enforced in accordance with the laws of the State of New York; (iv) any claim arising under this Commitment shall be brought exclusively in the state or federal courts sitting in New York County, New York, and such courts are agreed to be a convenient forum for such claims and (v) this Commitment, together with the Arrangement Agreement, other documents referred to herein and the other agreements executed in connection with the Arrangement Agreement on the date hereof, sets forth the entire agreement and understanding of the parties with respect to the subject matter hereof and supercedes all prior written and oral agreements and understandings with respect thereto.

Exhibit B

Summary of Equity Rollover and Management Terms

The following is a summary of terms applying to management of Hub International Limited (“Hub”) that are rolling over existing equity as contemplated below in connection with the acquisition of Hub (the “Transaction”) by affiliates of Apax Partners, L.P. and Apax Partners Worldwide, LLP (collectively, “Apax”). As a part of the Transaction, a new holding corporation will be formed and will be named 0783587 B.C. Ltd., a company incorporated under the laws of British Columbia (“New Holdings”).

Equity Rollover:

Existing management stockholders are expected to commit to reinvest approximately $50 million in new equity of New Holdings (the “Rollover”). Approximately $40 million of the Rollover will be represented by Martin Hughes and other members of the Executive Management Team (the “EMT”). Apax and its advisors will work with Hub’s advisors to seek to structure the Rollover in as tax efficient a manner as practicable.

The members of the EMT and other select participants will execute Rollover Commitments simultaneous with New Holdings and Hub executing the definitive acquisition agreement. The balance of the members of management participating in the Rollover will execute Rollover Commitments following public announcement of the transaction.

Rollover equity will be in the same class of shares of New Holdings with same per share rights as equity to be held by Apax.

If permitted by applicable securities laws, in connection with the Rollover, Hub will provide low interest rate loans to members of the EMT and to certain select employees making a Rollover Commitment who are investing more than their after-tax proceeds to facilitate the payment of taxes arising from the Transaction. Hub will make gross-up payments to members of the EMT entitled to such payments pursuant to the terms of existing agreements.

New Option Plan:

An option plan representing 10% of the fully-diluted post-closing equity of New Holdings at closing will be adopted. Options would be issued with a strike price equal to fair market value at time of grant (i.e., for options granted at closing, the price per share paid by Apax (the “Closing Price”)).

Apax would expect to issue at closing options representing 1.95% of the fully-diluted equity to Martin Hughes and 7.05% of the fully-diluted equity to other members of management, and would reserve the remainder of the pool for later grant in connection with promotions and new hires. Apax would work with Martin to determine together the initial option allocation amounts to individual managers.

For each option grant: two-thirds of the options will be subject solely to time-based vesting in equal annual increments over a five year period from date of grant while the holder remains employed; one-sixth of the options will be subject to this time-based vesting and to Apax receiving a 2x return on its investment; one-twelfth of the options will be subject to the time-based vesting and to Apax receiving a 2.5x return on its investment; and one-twelfth of the options will be subject to the time-based vesting and to Apax receiving a 3x return on its investment. Upon termination of employment, time-based vesting (for both performance options and for solely time-based options) will cease and the options that have not vested under the time-based vesting will be forfeited (performance options that have time-vested will remain subject to the return thresholds being met). The vested portion of performance options will remain outstanding and become exercisable if the performance condition is met.

In the case of an exit transaction in the first two years in which Apax achieves a 2x return, the board of directors of New Holdings (“Board”) will consider whether it is appropriate to vest the 2.5x and 3x performance options in the exit transaction. In the case of an exit transaction in the third through fifth years in which Apax achieves a 2x return, the Board will consider whether it is appropriate to ratably vest a portion of the 2.5x and 3x performance options. In either case, the Board will consider all relevant factors, particularly including the IRR achieved by Apax.

Time-based vesting (for both performance options and for solely time-based options) will accelerate upon a “change of control,” which will be deemed to occur if, after giving effect to the applicable transaction, (i) the stockholders of New Holdings immediately prior to such transaction collectively hold less than a majority of the outstanding stock of New Holdings or the surviving entity immediately after the transaction and (ii) Apax does not retain the right to elect or cause the election of a majority of the Board or the surviving entity immediately after the transaction.

Apax’s return, for purposes of determining whether a minimum return threshold has been met, will be measured at the earlier of (i) when Apax has received cash proceeds sufficient to meet the threshold on its entire investment, or (ii) when there has been a change of control and Apax has received cash proceeds for at least 50% of its investment. Where Apax retains any equity in New Holdings (other than following an IPO, which is treated below) or the surviving entity of such transaction, this stub equity would be treated as proceeds received by Apax in the Exit and valued as set forth below.

In addition, in the case of an IPO, if at any time after the second anniversary of the IPO, the trailing twenty-day average closing price implies a value of the equity held by Apax such that, if it were sold, it would result in Apax having achieved a minimum return threshold, then that return threshold will be deemed to have been met.

If Apax receives non-cash proceeds: (i) securities for which a trading market exists and that are freely saleable would be valued based upon a trailing twenty-day average closing price basis and (ii) other securities and non-cash assets would be valued in good faith by the Board.

For purposes of computing Apax’s return, all fees (including management and closing fees) received by Apax and its affiliates will be considered proceeds of its investment.

Transferability:	Rollover equity and shares purchased under options will not be transferable, except: (i) for estate planning purposes to family members or estate planning vehicles, (ii) by will or the laws of descent, (iii) pursuant to a tag-along, drag-along or registered public offering, or (iv) to New Holdings or a designee of New Holdings. Any transferee pursuant to clause (i) or (ii) will be required to become a party to the Stockholders Agreement. The transfer restrictions will terminate upon an IPO.

Drag-Along Obligation:	Management equity is subject to pro rata drag-along rights of Apax (i.e., the right of Apax to compel the sale of equity held by all other holders in connection with a sale by Apax at the same price and on substantially the same other terms). Customary provisions would apply to limit a dragged holder’s liability for representations, warranties and indemnities related to New Holdings and its subsidiaries in the drag-along sale to no more than that holder’s pro rata share of the aggregate liability (but not in excess of the net proceeds received by the holder in the sale). The drag-along rights will terminate if Apax, Morgan Stanley and their affiliates (including for this purpose other stockholders acting with them) collectively hold less than 50% of the voting shares.

Tag-Along Rights:	All stock and option holders will have the right to participate in a post-syndication sale of shares by Apax effected through a private sale, subject to customary permitted transfers and de minimus (less than 5% of the fully-diluted shares) exceptions. Such participation will be pro-rata on a fully-diluted basis (taking into account all shares and outstanding options held by them) and will be at the same per share price received by Apax in the sale. Customary provisions would apply to limit a tagging holder’s liability for representations, warranties and indemnities related to New Holdings and its subsidiaries in the tag-along sale to no more than that holder’s pro rata fully-diluted share of the aggregate liability (but not in excess of the net proceeds received by the holder in the sale).

Registration Rights:	Subject to customary exceptions, each time New Holdings proposes to register common shares in the IPO (if Apax is selling in the IPO) or following an IPO, management may include their shares, subject to cut-back by the underwriters. Any cut-back will be borne by all participating stockholders pro rata, unless the underwriters determine that market conditions require otherwise.

Limited Preemptive Rights:	If New Holdings determines to issue any securities to Apax or any of its affiliates (for the avoidance of doubt excluding equity syndication ) (the “Offered Securities”), each other stock and option holder will be given the right to purchase its pro rata portion (based on the fully diluted shares) of the Offered Securities. The limited preemptive rights will terminate upon an Exit or IPO.

Limited Call and Put Rights:	Rollover shares (other than those held by Martin Hughes), vested options and shares purchased under options of each manager will be subject to a call option by New Holdings or its designee upon termination of employment of such manager (whether by resignation, dismissal or otherwise). In the case of termination for cause, the call price will be the lesser of: (i) an equity value (after appropriate adjustment for net normalized debt, etc. and without discount for lack of liquidity or minority interest) based on 8.0x trailing twelve months’ EBITDA (calculated in the same manner as required for computing financial covenants under loan agreements; provided that (A) management and other fees paid to Apax and its affiliates shall not reduce EBITDA and

(B) there is pro forma adjustment for full year effect of acquisitions) at the time of exercise of the call right (the “Equity Value”) and (ii) the manager’s original cost. Otherwise, the call price will be the Equity Value at the time of exercise of the call right; subject to the Board’s discretion to determine to use a greater valuation based on all factors deemed relevant, including the timing and other circumstances of the termination of employment. New Holdings may pay 25% of the call price in cash and the remainder in subordinated notes providing for payments in three equal annual installments.

In addition, rollover shares, vested options and shares purchased under options of each manager will be subject to a limited put option upon termination of employment of such manager by the Company without Cause or resignation with Good Reason. The put price will be the Equity Value at the time of exercise of the call right, and the number of shares that may be put will have a value equal to the shortfall (if any) between the amount of severance the manager will receive as compared to the amount of severance the manager would have received if severance were paid through the fifth anniversary of the closing. New Holdings will pay the put price in cash in equal installments in the same manner as salary continuation under severance (beginning after the expiration of severance).

“Cause” will mean (for purposes of the equity and employment documents): (i) willful and serious misconduct in the course of employment; (ii) material breach of the restrictive covenants contained in the stockholders agreement or the executive’s employment agreement (iii) fraud, theft or serious dishonesty with respect to the company; or (iv) conviction (or plea of nolo contendere) of a misdemeanor involving moral turpitude or a felony.

“Good Reason”(in both the equity and employment documents) will have the same definition as in Martin Hughes’ current employment agreement. For the avoidance of doubt, a change of title or responsibilities will not constitute Good Reason unless it involves an assignment of duties or responsibilities materially inconsistent with the executive’s duties and responsibilities as specified in his or her employment agreement.

The call right will terminate upon an Exit or IPO.

Voting Agreement:

All stockholders will vote their shares to elect: (i) one director designated by the holders of a majority of the management Rollover shares and shares purchased under options and reasonably acceptable to Apax, who will be Martin Hughes so long as he remains CEO, (ii) one director designated by Morgan Stanley, and (iii) such other directors as Apax designates (with the voting structured so that the Apax directors maintain majority voting control). The initial Apax directors will be Mitch Truwit, Billy Logan and Stephen Green. Apax is also open to discussing with Martin adding outside participation on the Board.

All shareholders will vote their shares as directed by Apax in connection with a transaction with respect to which Apax has exercised its drag along rights.

Noncompetition/Nonsolicitation Period:	Apax would expect that EMT stockholders would be subject to covenants applicable for the later of five years following the closing or two-years following termination of employment[1] that would prevent the management stockholder from (i) participating, directly or indirectly (including as an investor) in the insurance brokerage business in North America or any other area where New Holdings or any of its affiliates conducts business or (ii) soliciting or hiring employees of New Holdings or any of its affiliates or (iii) interfering with the business relationships of New Holdings or any of its affiliates, including relationships with customers. The same restrictive covenants above would apply to the other management stockholders who are delivering the Rollover Commitment but the applicable period would be the later of three years following the closing or two-years following termination of employment.

Information Rights:	Management stockholder will be entitled to audited annual financial statements, subject to appropriate confidentiality restrictions.

Company Representations and Warranties:	The Company would provide applicable representations and warranties, including authorization, no conflicts, capitalization and compliance with securities laws.

Severance:	Severance payable to the EMT shall provide continued health coverage for the entire severance period (or, if earlier, until the executive is employed and eligible for health benefits from his or her new employer) under the company’s health plans. The company will make appropriate amendments to the health plans (and obtain any necessary rider to excess coverage policy) to allow for both “active” employees and employees receiving severance payments to be eligible for health benefits.

[1]	Period limited to two years for John Graham and Marianne Paine.

Exhibit C

EMPLOYMENT TERMS

Executive:	Members of the EMT (other than Martin P. Hughes)

Position:	Same as current position

Term:	Initial three-year term, with one-year evergreen renewing automatically unless terminated by either the Company or Executive 90 days prior to the evergreen renewal.

Base Salary:	Same as current base salary; to be reviewed annually by the Board of Directors of the Company (the “Board”).

Annual Bonus:	Participation in executive annual performance bonus plan, which shall include targets set by the Board relating to Executive’s individual performance and the Company’s growth and profitability.

Vacation:	4 weeks per year.

Benefits:	Participation in all Company employee benefit plans from time to time in effect for executives of the Company generally, including health, dental, short and long term disability and life insurance, as well as matching contributions to the Company’s 401(k) plan in accordance with the terms of the plan.

Perquisites:	As per current agreement: (i) a car allowance as currently provided; (ii) reimbursement of annual dues and fees for membership in one club; and (iii) reimbursement for costs incurred for personal tax planning and preparation, up to an annual maximum of $5,000.

Severance Benefits for Termination w/o Cause or for Good Reason:	Upon termination by the Company without Cause or by the Executive for Good Reason, subject to execution of an appropriate release of claims Executive will receive: (i) continuation of base salary for 24 months; and (ii) a prorated bonus for the year in which termination occurs, payable at the time bonuses for that year are paid to executives of the Company generally, calculated based on the number of days worked during the year and actual performance for the full year. The Company shall provide continued health coverage (and continue the employer paid portion for the employee, spouse and dependants) for the entire severance period (or, if earlier, until the executive is employed and eligible for health benefits from his or her new employer) under the company’s health plans.

Other Terminations:	Upon termination by reason of the Executive’s death or disability, by the Company for Cause, or by the Executive without Good Reason, the Executive will receive base salary through the date of termination.

“Good Reason” shall be defined consistent with the Executive’s existing Employment Agreement.

“Cause” means: (i) willful and serious misconduct in the course of employment; (ii) material breach of the restrictive covenants contained in the stockholders agreement or the executive’s employment agreement (iii) fraud, theft or serious dishonesty with respect to the company; or (iv) conviction (or plea of nolo contendere) of a misdemeanor involving moral turpitude or a felony.

Confidentiality:	Obligation not to use or disclose Confidential Information consistent with the existing Employment Agreement.

Assignment of Rights:	Obligation to assign rights to intellectual property consistent with Illinois law.

Restrictive Covenants:	Restriction against (i) direct or indirect competition with the Company and (ii) solicitation of clients and employees, consistent with the restrictions in the existing Employment Agreement and Illinois law, for the longer of (A) five years following the date of the Closing or (B) two years following termination of employment for any reason. Note that the foregoing restrictive covenant period is limited to two years for John Graham and Marianne Paine.

Dispute Resolution:	Arbitration – AAA employment procedures.